Exhibit 12
General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2006

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings from continuing operations	$4,770	$4,770
Provision for income taxes	683	683
Minority interest	124	124
Earnings from continuing operations before income taxes
and minority interest	5,577	5,577

Fixed charges:
Interest	8,433	8,433
One-third of rentals(a)	163	163
Total fixed charges	8,596	8,596
Less interest capitalized, net of amortization	(38)	(38)

Earnings from continuing operations before income taxes and minority
interest plus fixed charges	$14,135	$14,135

Ratio of earnings to fixed charges	1.64	1.64

Preferred stock dividend requirements		$-

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.14

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		8,596

Total fixed charges and preferred stock dividend requirements		$8,596

Ratio of earnings to combined fixed charges and preferred stock dividends		1.64

(a)	Considered to be representative of interest factor in rental expense.